Mizuho Financial Group, Inc.

1-5-5 Otemachi, Chiyoda-ku,

Tokyo 100–8176, Japan

June 28, 2023

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Annual Report on Form 20-F Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Mizuho Financial Group, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended March 31, 2023, which was filed with the U.S. Securities and Exchange Commission on June 28, 2023.

Sincerely,

Mizuho Financial Group, Inc.

By:	/s/ Makoto Matsubara
Name:	Makoto Matsubara
Title:	Head of Compliance Group (Group CCO) Managing Executive Officer